EXHIBIT(a)(7)

[E-mail to Employees Eligible to Participate in Option Exchange Program]

We are pleased to announce the Option Exchange program, open to employees December 2 through December, 30, 2004. Many of our employees hold stock options that have exercise prices above the current market value of our stock. The Option Exchange gives employees an opportunity to reprice options by exchanging current option grants for future option grants.

Details about the program including legal documents, instructions on how to participate, and Atlanta’s schedule of information sessions hosted by John Heyman (targeted communications for international & Dallas will follow): http://portal.radiant.com/sites/OEP. Please take the time to attend meetings which will provide additional information about the mechanics of the Option Exchange and allow you to get any questions answered.

Corporate Benefits will provide each employee a summary of individual options eligible for exchange during the Option Exchange. Documents will be provided no later than Friday, December 3rd, and to participate you must enroll between December 2 and December 30, 2004.